KPMG LLP Chartered Accountants 1200-205 5 Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 www.kpmg.ca

To the Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

Viracocha Energy Inc. (the "Company")

We refer to the short form prospectus of Provident Energy Trust dated June 28, 2004 relating to the sale and issue of trust units and convertible unsecured subordinated debentures of Provident Energy Trust.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated April 27, 2004 to the shareholders of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2003 and 2002;

Consolidated statements of operations and retained earnings (deficit) and cash flows for the year then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants

Calgary, Canada
June 28, 2004

KPMG is a Canadian owned limited liability partnership established under the laws of Ontario, is a member firm of KPMG International, a SWISS association